UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WRAP TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98212N107

(CUSIP Number)

Rick Werner, Esq.

Haynes and Boone, LLP

30 Rockefeller Plaza, 26th Floor

New York, New York 10112

(212) 659-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98212N107
1. Names of Reporting Person Scot Cohen
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC; PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,236,649 (1)(2)(3)(4)
8. Shared Voting Power 11,650,443 (1)(2)(3)(4)(5)
9. Sole Dispositive Power 9,236,649 (1)(2)(3)(4)
10. Shared Dispositive Power 11,650,443 (1)(2)(3)(4)(5)
11. Aggregate Amount Beneficially Owned by the Reporting Person 11,650,443 (1)(2)(3)(4)(5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 23.4% (6)
14. Type of Reporting Person (See Instructions) IN
(1)	Includes 1,115,054 restricted shares of Common Stock of the Issuer held by the Reporting Person.
(2)	Includes 43,782 shares of Common Stock of the Issuer underlying restricted stock units held by the Reporting Person.
(3)

Includes 1,390,166 shares of Common Stock of the Issuer that the Reporting Person has the right to acquire within sixty days of the date of this Schedule 13D pursuant to stock options to acquire shares of Common Stock of the Issuer.

(4)

Includes 862,069 shares of Common Stock of the Issuer issuable to the Reporting Person upon the conversion of shares of Series A Convertible Preferred Stock of the Issuer and 862,069 shares of Common Stock of the Issuer underlying associated warrants held by the Reporting Person.

(5)

Includes 1,206,897 shares of Common Stock of the Issuer issuable to V4 Global LLC upon the conversion of shares of Series A Convertible Preferred Stock of the Issuer and 1,206,897 shares of Common Stock of the Issuer underlying associated warrants held by V4 Global LLC.

(6)

Based upon the aggregate of (i) 44,214,169 shares of Common Stock of the Issuer outstanding as of November 14, 2023, as disclosed in the Issuer’s Form 10-Q, filed with the U.S. Securities and Exchange Commission on November 14, 2023, for the quarterly period ended September 30, 2023, (iii) 43,782 shares of Common Stock of the Issuer underlying restricted stock units held by the Reporting Person, (iv) 1,390,166 shares of Common Stock of the Issuer that the Reporting Person has the right to acquire within sixty days of the date of this Schedule 13D pursuant to stock options to acquire shares of Common Stock of the Issuer, and (v) 2,068,966 shares of Common Stock of the Issuer issuable to the Reporting Person and V4 Global LLC upon the conversion of shares of Series A Convertible Preferred Stock of the Issuer and 2,068,966 shares of Common Stock of the Issuer underlying associated warrants held by the Reporting Person and V4 Global LLC.

The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.0001 per share (“Common Stock”), of Wrap Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 3480 Main Highway, 2nd Floor, Miami, Florida 33133.

Item 2. Identity and Background

(a)

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of Scot Cohen (the “Reporting Person”). The Reporting Person is the sole owner of, and beneficially owns securities held by, V4 Global LLC (“V4 Global”).

The Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any of the securities covered by this statement.

(b)	The principal business address of the Reporting Person is 3480 Main Highway, 2nd Floor, Miami, Florida 33133.

(c)

The Reporting Person serves as the Chief Executive Officer and Executive Chairman of the board of directors (the “Board of Directors”) of the Issuer, whose address is 3480 Main Highway, 2nd Floor, Miami, Florida 33133.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or other Consideration

The information reported in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Person acquired the shares of Common Stock of the Issuer reported herein in multiple open market transactions and pursuant to various agreements and transactions with the Issuer.

The Reporting Person acquired 202,000 shares of Common Stock of the Issuer in open market transactions for an aggregate purchase price of approximately $677,021. The source of funds for the purchase of such shares of Common Stock of the Issuer was the personal funds of the Reporting Person.

On January 14, 2024, the Reporting Person received an award of 632,911 restricted shares of Common Stock of the Issuer.

On October 12, 2023, pursuant to the terms of the Employment Agreement, as discussed herein, the Reporting Person received (i) an award of 482,143 restricted shares of Common Stock of the Issuer, (ii) an award of stock options representing 1,290,166 shares of Common Stock of the Issuer, and (iii) an award of stock options representing 482,143 shares of Common Stock of the Issuer, which vest in four substantially equal installments at the end of each of the Issuer’s fiscal years beginning on December 31, 2024, and ending on December 31, 2027.

Beginning on November 16, 2022 and ending January 2, 2024, the Reporting Person, in connection with his service as a non-employee independent director on the Board of Directors of the Issuer, received awards representing an aggregate of 62,463 shares of Common Stock of the Issuer.

On January 16, 2020, the Reporting Person received an award of restricted stock units representing 43,782 shares of Common Stock of the Issuer. These restricted stock units are fully vested as of the date of this Schedule 13D.

On April 1, 2021, the Reporting Person received an award of stock options representing 100,000 shares of Common Stock of the Issuer. These stock options are fully vested as of the date of this Schedule 13D.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities described in this Schedule 13D pursuant to various transactions and agreements with the Issuer, including without limitation those discussed in Item 3 and Item 6 of this Schedule 13D, which are incorporated herein by reference.

The Reporting Person intends to review his investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock of the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Person or otherwise acquired by the Reporting Person, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by the Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Person may consider, among other things: (a) the acquisition by the Reporting Person of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock of the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c)	No transactions in the Common Stock of the Issuer were effected during the past sixty days by the Reporting Person.

(d)

No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

Employment Agreement

On October 12, 2023, the Board of Directors of the Issuer, appointed the Reporting Person as the Executive Chairman of the Board of Directors of the Issuer, effective October 12, 2023 (the “Effective Date”). Prior to his appointment, the Reporting Person served as the Chairman of the Board of Directors of the Issuer. The Reporting Person cofounded the Issuer in March 2016, and previously served as the Executive Chairman of the Board of Directors of the Issuer from July 2017 to June 2021.

In connection with the Reporting Person’s appointment as Executive Chairman of the Board of Directors of the Issuer, the Issuer and the Reporting Person entered into an Employment Agreement on October 12, 2023 (as amended, the “Employment Agreement”). Pursuant to the Employment Agreement, unless earlier terminated pursuant to the terms therein, the Reporting Person will serve as the Executive Chairman of the Board of Directors of the Issuer for an initial term of two years from the Effective Date (the “Initial Term”). On the second anniversary of Effective Date (if the Reporting Person’s employment with the Issuer has not been earlier terminated), and on each subsequent anniversary thereafter, the Employment Agreement will automatically renew and extend for a period of twelve months (each such twelve-month period, a “Renewal Term”) unless written notice of non-renewal is delivered by either party to the other not less than sixty days prior to the expiration of the then-existing Initial Term or Renewal Term, as applicable, or the Employment Agreement has been earlier terminated in accordance with its terms. As compensation for the Reporting Person’s services to the Issuer, the Employment Agreement entitles the Reporting Person to an annualized base salary of $200,000 (the “Base Salary”) and eligibility to participate in customary benefits offered to other executives of the Issuer.

The Employment Agreement further provides that, subject to approval by the Board of Directors of the Issuer (or a committee thereof), the Reporting Person will, within ten business days of the Effective Date, be granted the following awards pursuant to the Issuer’s 2017 Equity Compensation Plan, as amended (the “2017 Equity Compensation Plan”), subject to the Issuer’s award agreements:

●

A grant of that number of restricted shares of Common Stock of the Issuer equal to $675,000 divided by $1.40, representing the closing price of Common Stock of the Issuer as reported on the Nasdaq Capital Market on October 12, 2023 (the “Closing Price”) for the date of grant (the “Grant Date”). The restricted shares will vest, subject to the Reporting Person’s continued employment with the Issuer through each vesting date, as follows: (a) one-third of the restricted shares of Common Stock of the Issuer will vest on the date on which the Issuer’s market capitalization meets or exceeds $100 million for each trading day during two consecutive months; (b) one-third of the restricted shares of Common Stock of the Issuer will vest on the date on which the Issuer’s market capitalization meets or exceeds $150 million for each trading day during two consecutive months; and (c) the remaining one-third of the restricted shares of Common Stock of the Issuer will vest on the date on which the Issuer’s market capitalization meets or exceeds $200 million for each trading day during two consecutive months. Vesting of the restricted shares of Common Stock of the Issuer will accelerate upon the occurrence of certain events discussed in the Employment Agreement;

●

A nonqualified option to purchase up to that number of shares of Common Stock of the Issuer with a Grant Date fair value equal to $675,000 divided by the Closing Price (the “Option”), an exercise price equal to the Closing Price, and a term of ten years. The Option will vest in four substantially equal installments at the end of each of the Issuer’s first through fourth fiscal years beginning on December 31, 2024 and ending on December 31, 2027, subject to the Reporting Person’s continued employment with the Issuer through each vesting date. Vesting of the Option will accelerate upon the occurrence of certain events discussed in the Employment Agreement;

●

A nonqualified option to purchase up to 2.25% of the number of shares of Common Stock of the Issuer that are issued and outstanding (determined on a fully-diluted basis, including, without limitation, any shares issuable upon the conversion or exercise of any outstanding warrants or preferred stock) as of the Effective Date (the “Performance Option”), at an exercise price equal to the Closing Price, and a term of ten years. The Performance Option will vest, subject to the Reporting Person’s continued employment with the Issuer through each vesting date, in accordance with the same vesting conditions as provided for the restricted shares of Common Stock of the Issuer discussed above. Vesting of the Performance Option will accelerate upon the occurrence of certain events discussed in the Employment Agreement.

In the event the Reporting Person’s employment is terminated by either party for any reason, the Reporting Person will be entitled to: (i) any earned but unpaid Base Salary earned during his employment and applicable to all pay periods prior to the termination date; (ii) any documented and actually incurred unreimbursed business expenses, so long as the Reporting Person makes any reimbursement request within thirty days following termination; and (iii) any employee benefits to which the Reporting Person may be entitled under the Issuer’s employee benefit plans or programs in which the Reporting Person participates as of the date of termination of the Reporting Person’s employment.

If the Reporting Person’s employment is terminated by the Issuer without Cause (as defined in the Employment Agreement), or by the Reporting Person for Good Reason (as defined in the Employment Agreement), or upon the end of the Initial Term or a Renewal Term, as applicable, as the result of the Issuer’s issuance of a notice of non-renewal, then, subject to certain conditions set forth in the Employment Agreement (including the execution and non-revocation of a general release of claims), the Reporting Person will be entitled to: (i) severance payments in a total amount equal to twelve months’ worth of the Base Salary; (ii) any earned but unpaid annual bonus in respect of any completed year that has ended prior to the date of termination; and (iii) receive reimbursement, for a period of up to twelve months, for a portion of the premiums that the Reporting Person elects to pay for continuation coverage under the Issuer’s group health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, subject to the Reporting Person’s timely submission of applicable documentation.

On January 14, 2024, the Reporting Person and the Issuer entered into the First Amendment to the Employment Agreement (the “First Amendment to the Employment Agreement”), whereby the Issuer appointed the Reporting Person as the Chief Executive Officer of the Issuer, in addition to his position as the Executive Chairman of the Board of Directors of the Issuer.

The foregoing descriptions of the 2017 Equity Compensation Plan, the Employment Agreement and the First Amendment to the Employment Agreement do not purport to be complete and are qualified in their entirety by reference to the 2017 Equity Compensation Plan, the Employment Agreement and the First Amendment to the Employment Agreement, which are incorporated herein by reference to Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to this Schedule 13D, respectively.

Securities Purchase Agreement

On June 29, 2023, pursuant to a Securities Purchase Agreement among the Issuer, certain directors of the Issuer (including the Reporting Person), and other accredited and institutional investors (the “Securities Purchase Agreement”), (i) the Reporting Person acquired 862,069 shares of Common Stock of the Issuer issuable upon the conversion of shares of Series A Convertible Preferred Stock (“Preferred Stock”) of the Issuer and 862,069 shares of Common Stock of the Issuer underlying associated warrants, and (ii) V4 Global acquired 1,206,897 shares of Common Stock of the Issuer issuable upon the conversion of shares of the Preferred Stock of the Issuer and 1,206,897 shares of Common Stock of the Issuer underlying associated warrants. The Issuer issued the foregoing shares of Preferred Stock and associated warrants to the Reporting Person and V4 Global for aggregate proceeds of $3,000,000 (excluding the proceeds the Issuer may receive from the exercise of the warrants issued). The Certificate of Designation for the shares of Preferred Stock of the Issuer provided that shares of Preferred Stock of the Issuer held by a holder who serves as a director, officer or is an employee of the Issuer (including the Reporting Person) are convertible into shares of Common Stock of the Issuer following receipt of approval of a majority of the Issuer’s stockholders (“Stockholder Approval”). Similarly, the warrants issued could not be exercised prior to date that is the later of (x) the date on which the Issuer received Stockholder Approval and (y) the date that is six months from the date of issuance. Stockholder Approval was attained at a special meeting of stockholders held on September 19, 2023, and as such, the foregoing shares of Preferred Stock of the Issuer and associated warrants are freely convertible and exercisable, respectively, by the Reporting Person and V4 Global, as applicable.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Securities Purchase Agreement, which is incorporated herein by reference to Exhibit 99.4 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

99.1

2017 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, filed with the U.S. Securities and Exchange Commission on April 17, 2017).

99.2

Employment Agreement, dated October 12, 2023, by and between the Reporting Person and the Issuer (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on October 16, 2023).

99.3

First Amendment to Employment Agreement, dated January 14, 2024, by and between the Reporting Person and the Issuer (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 19, 2024).

99.4

Form of Securities Purchase Agreement, dated June 29, 2023, by and between the Reporting Person and the Issuer (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on June 30, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2024

SCOT COHEN

By:	/s/ Scot Cohen
Name:	Scot Cohen